

**AA 5/20/2003

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UNITED 03054200
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paragon Financial Group Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Randall C. Brown + Associates PC
(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RANDALL C. BROWN & ASSOCIATES, P.C.
Certified Public Accountants
338 PACES CENTER
455 E. PACES FERRY RD., N.E.
ATLANTA, GEORGIA 30305-3320

404/237-4732
FAX 404/266-2943

RANDALL C. BROWN, CPA
公認会計士
ランダル・C・ブラウン

Report of Independent Auditors

Shareholders
Paragon Financial Group Incorporated
Atlanta, Georgia

We have audited the accompanying balance sheets of Paragon Financial Group Incorporated as of December 31, 2002 and 2001 and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paragon Financial Group Incorporated as of December 31, 2002 and 2001 and the results of its operations and cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Randall C. Brown & Associates, P.C.

February 24, 2003

Paragon Financial Group Incorporated

Balance Sheets

	December 31,	
	2002	2001
Assets		
Current assets		
Cash and cash equivalents	**$1,036,811**	$637,098
Accounts receivable:		
From clearing firms	**457,582**	154,805
From customers	**12,465**	28,654
	470,047	183,459
Current portion of note receivable from shareholder	**2,737**	2,566
Other current assets	**7,552**	8,813
Total current assets	**1,517,147**	831,936
Property and equipment - net	**24,961**	31,315
Other assets		
Secured demand note receivable	**300,000**	300,000
Note receivable from shareholder, net of current portion	**2,920**	5,657
Investment	**3,300**	3,300
	306,220	308,957
Total assets	**$1,848,328**	$1,172,208
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	**$ 91,024**	$ 45,276
Accrued expenses for customers	**1,105,890**	659,308
Current portion of capital lease obligation	**1,572**	4,610
Total current liabilities	**1,198,486**	709,194
Secured demand note payable to shareholder	**300,000**	300,000
Accrued interest payable to shareholder	**8,466**	8,058
Capital lease obligation – net of current portion	**-0-**	1,572
Shareholders' equity		
Common stock, $1 par value		
100 shares authorized, issued and outstanding	**100**	100
Additional paid-in capital	**99,900**	99,900
Retained earnings	**241,376**	53,384
Total shareholders' equity	**341,376**	153,384
Total liabilities and shareholders' equity	**$1,848,328**	$1,172,208

See accompanying notes.

Paragon Financial Group Incorporated

Notes to Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

Description of Business

Paragon Financial Group Incorporated (the "Company") is a registered broker-dealer under the *Securities Exchange Act of 1934*. In addition, the Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company provides research and execution services to various institutional investors. All securities transactions are cleared on a fully-disclosed basis through a major member of the New York Stock Exchange.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Provisions for depreciation are computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements and capital leases are amortized over the estimated useful lives of the related assets or the period of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred. Additions and betterments, including those under lease, are capitalized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those reported estimates.

Long-lived Assets

Long-lived assets are periodically reviewed for impairment based on assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Summary of Significant Accounting Policies (continued)

Accounting for Securities Transactions

Securities transactions are recorded for internal accounting purposes on a settlement-date basis which is generally the third business day following the transaction date. In accordance with generally accepted accounting principles, however, a year-end adjustment is made to give effect to trade-date accounting.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an *S Corporation.* In lieu of corporate income taxes, the shareholders of an *S Corporation* are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Fair Value of Financial Instruments

The carrying amounts reflected on the balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate their respective fair values based on the short-term nature of these instruments.

2. Property and Equipment

Property and equipment is composed of the following:

	December 31,	
	2002	2001
Furniture and fixtures	**$22,895**	$ 22,895
Equipment	**78,457**	68,722
Software	**8,158**	5,944
Leasehold improvements	**8,864**	8,864
Accumulated depreciation and amortization	**(93,413)**	(75,110)
	$24,961	$ 31,315

Equipment includes $12,781 recorded pursuant to a capital lease.

Paragon Financial Group Incorporated

Notes to Financial Statements (continued)

December 31, 2002

3. Lease Commitments

The Company leases its office premises under a non-cancelable lease agreement which expires March 31, 2003. Total rental expense under this lease for the year ended December 31, 2002 was $48,242. The Company also leases equipment under various operating leases. Total rental expense for equipment under these leases for the year ended December 31, 2002 was $1,707.

The Company also leases certain equipment under a non-cancelable capital lease entered into in 2001.

Future minimum annual rental requirements under all leases are as follows for the years ending December 31:

Year	Capital Leases	Operating Leases
2003	$ 1,710	$16,792
2004	-0-	748
2005	-0-	748
2006	-0-	218
Total	1,710	$18,506
Less: Amount representing interest..................................	138	
Present value of net minimum capital lease payments............	1,572	
Less: Current installments of obligations under capital leases..	1,572	
Obligations under capital leases, net of current installments....	$ -0-	

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed fifteen to one and shall at all times have and maintain net capital of not less than $250,000. Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; however, the aggregate indebtedness to net capital ratio at December 31, 2002 was 207%, and the net capital was $580,314.

5. Clearing Agreements

The Company has fully-disclosed clearing agreements with Bear Stearns & Co., Broadcort Capital Corp. (Merrill Lynch) and Pershing. These agreements may be canceled by either of the parties upon written notice in accordance with the terms of the agreements.

6. Related Party Transactions

The Company had a fully-disclosed subordinated loan agreement with a fifty percent (50%) shareholder and Vice President of the Company. The loan carried an annual interest rate of prime plus one quarter percent (.25%). The original principal of $50,000 was repaid during the year ended December 31, 2001. The balance, which represents accrued interest, is payable December 31, 2004.

During the year ended December 31, 1999, a fifty percent (50%) shareholder and President of the Company borrowed $15,000 pursuant to a promissory note which bears interest at 6.5%. The note provides for twenty-four quarterly payments of $762.

7. Secured Demand Note

The Company's election during 1999 to be a $250,000 minimum net capital broker-dealer was accomplished via a non-interest bearing secured demand note in the amount of $300,000 which was collateralized by common stock of a publicly traded company which was pledged by the Vice President and 50% shareholder of the Company.

8. Concentration of Business

Although approximately 50% of the Company's revenue was generated by one agent, the sudden elimination of this relationship would not impact our operations because approximately 54% of the company's related expense was also attributable to this producer.

While accounts receivable from clearing firms are concentrated in two brokerage houses, these firms are merely the vehicles through which the Company's commissions are received from many customers. Furthermore, these receivables are of a short-term nature because they are received in full monthly.